As filed with the Securities and Exchange Commission on May 30, 2017

Securities Act File No. 333-213741

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ☐

Pre-Effective Amendment No.      ☐

Post-Effective Amendment No. 1     ☒

_______________________

Mutual Fund and Variable Insurance Trust

(Exact Name of Registrant as Specified in Charter)

36 North New York Avenue

Huntington, NY 11743

(Address of Principal Executive Offices) (Zip Code)

(631) 629-4237

(Registrant’s Telephone Number, including Area Code)

The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

_______________________

Tanya L. Goins
Thompson Hine LLP
3560 Lenox Road, Suite 1600
Atlanta, Georgia 30326 404-541-2954

_______________________

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement/Prospectus - Incorporated herein by reference to the Proxy Statement/Prospectus filed on January 13, 2017, SEC accession number 0001580642-17-000233 .

Part B — Statement of Additional Information - Incorporated herein by reference to the Proxy Statement/Prospectus filed on January 13, 2017, SEC accession number 0001580642-17-000233.

Part C — Other Information

Signature Page

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on January 13, 2017: (i) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14; (ii) opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14; and (iii) the consent of counsel with respect to such tax opinions.

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

Indemnification is provided to Officers and Trustees of the Registrant pursuant to Article VII, Section 4 of Registrant’s Agreement and Declaration of Trust and Section 2 of the Trustees’ Indemnification Agreements. The Investment Advisory Contracts provide that, in the absence of willful misfeasance, bad faith or gross negligence, on the part of the Adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under the Investment Advisory Contracts. Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of the Investment Advisory Contracts. Indemnification of Registrant’s distributor, custodian and transfer agent against certain losses is provided for, respectively, in Section 10 of the Distributor’s Contract, incorporated herein by reference as Exhibit (e)(i), Section 8 of the Custodian Contract, incorporated herein by reference as Exhibit (g)(i) and Section 8 of the Transfer Agency Agreement incorporated herein by reference as Exhibit (h)(i). Registrant’s Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

ITEM 16. EXHIBITS.

(1)	Agreement and Declaration of Trust of the Registrant dated April 27, 2006 - Incorporated by reference to Registrant’s Post-Effective Amendment No. 50 filed August 24, 2006 (File No. 811-05010).

(1)(a)	Amendment No. 1 to Agreement and Declaration of Trust of the Registrant dated April 27, 2006 - Incorporated by reference to Registrant’s Post-Effective Amendment No. 50 filed August 24, 2006 (File No. 811-05010).

(1)(b)	Certificate of Amendment to Certificate of Trust of the Registrant – Incorporated by reference to Registrant’s Post-Effective Amendment No. 115 filed March 4, 2017 (File No. 811-05010).

(2)	Bylaws of the Registrant dated April 27, 2006 – Incorporated by reference to Registrant’s Post-Effective Amendment No. 50 filed August 24, 2006 (File No. 811-05010).

(3)	Voting Trust Agreements. None

(4)	Agreement and Plan of Reorganization between Northern Lights Fund Trust and Registrant – filed herewith.

(5)   Instruments Defining Rights of Security Holders.  Articles III and V of the Registrant's Agreement and Declaration of Trust (incorporated by reference to Registrant’s Post-Effective Amendment No. 115 filed March 4, 2016 (File No. 811-05010)) define the rights of shareholders and Article II of Registrant’s By-Laws (incorporated by reference to Registrant’s Post-Effective Amendment No. 50 filed August 24, 2006 (File No. 811-05010)) .

(6)(a)	Investment Advisory Agreement with Rational Advisors, Inc. – Incorporated by reference to Registrant’s Post-Effective Amendment. No. 129 filed October 14, 2016 (File No. 811-05010).

(6)(b)	Form of Sub-Advisory Agreement with Van Hulzen Asset Management, LLC – Incorporated by reference to Registrant’s Post-Effective Amendment No. 130 filed January 11, 2017 (File No. 811-05010).

(6)(c)	Investment Advisory and Investment Sub-Advisory Agreements, with respect to the Funds of the Trust, as previously filed on October 14, 2016 to the Registrant’s Registration Statement in Post-Effective Amendment No. 129, or incorporated by reference thereto, are hereby incorporated by reference.

(7)	Distribution Agreement, between the Registrant and Northern Lights Distributors, LLC - Incorporated by reference to Registrant’s Post-Effective Amendment No. 122 filed on July 5, 2016 (File No. 811-05010).

(8)           Bonus or Profit Sharing Contracts.  None.

(9)           Custodian Agreement between the Registrant and The Huntington National Bank – Incorporated by reference to Registrant’s Post-Effective Amendment No. 129 filed October 14, 2016.

(10)(a)	Distribution Plan of the Registrant – Incorporated by reference to Registrant’s Post-Effective Amendment No. 129 filed October 14, 2016.

(10)(b)	Fourth Amended Multiple Class Plan of the Registrant – Incorporated by reference to Registrant’s Post-Effective Amendment No. 129 filed October 14, 2016.

(11)         Opinion and Consent of Counsel. Opinion and Consent of Counsel as to the legality of shares being offered, relating to the N-14 –previously filed as an exhibit to the registration statement on Form N-14 filed on September 22, 2016.

(11)(b)	Consent of Counsel – filed herewith

(12)(a) Opinion and Consent of Counsel regarding tax matters. Opinion of Counsel as to tax matters – filed herewith.

(12(b)	Consent of Counsel – filed herewith

(13)(a)	Fund Services Agreement dated February 26, 2016, between the Registrant and Gemini Fund Services, LLC – LLC - Incorporated by reference to Registrant’s Post-Effective Amendment No. 124 filed July 5, 2016 (File No. 811-05010).

(13)(b)	Expense Limitation Agreement, dated January 1, 2016, between the Registrant and Rational Advisors, Inc. related to the Rational Iron Horse Fund – LLC - Incorporated by reference to Registrant’s Post-Effective Amendment No. 130 filed January 11, 2017.

(13)(c)	Compliance Services Agreement, dated February 26, 2016, between the Registrant and MFund Services LLC – Incorporated by reference to Registrant’s Post-Effective Amendment No. 115 filed March 4, 2016 (File No. 811-05010).

(14)	Other Opinions. Consent of Cohen & Company, Ltd., Trust’s Independent Registered Public Accounting Firm – previously filed as an exhibit to the registration statement on Form N-14 filed on January 13, 2017.

(15)   Omitted Financial Statements. None.

(16)   Powers of Attorney.  None

(17)(a)	Prospectus and Statement of Additional Information for Northern Lights Fund Trust dated July 29, 2016 is incorporated by reference.

(17)(b)	Prospectus and Statement of Additional Information for Mutual Fund and Variable Insurance Trust dated January 11, 2017 is incorporated by reference.

(17)(c)	Annual Report to Shareholders for the fiscal year ended March 31, 2016 and Semi-Annual Report to Shareholders for the fiscal period ended September 30, 2016, for Northern Lights Fund Trust is incorporated by reference.

(17)(d)	Proxy Card (form of) – previously filed as an exhibit to the registration statement on Form N-14 filed on January 13, 2017 and incorporated by reference.

ITEM 17.  UNDERTAKINGS.

(1)  The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii)  The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Mutual Fund and Variable Insurance Trust, and has duly caused this Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the Town of Huntington, State New York, on May 30, 2017.

Mutual Fund and Variable Insurance Trust

BY: /s/ Jerry Szilagyi

Jerry Szilagyi

President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Form N-14 has been signed below by the following persons in the capacities and on the date(s) indicated:

/s/ Jerry Szilagyi	May 30, 2017
Jerry Szilagyi, President and Principal Executive Officer	Date

/s/ Erik Naviloff	May 30, 2017
Erik Naviloff, Treasurer and Principal Financial Officer	Date

/s/Tobias Caldwell	May 30, 2017
Tobias Caldwell, Trustee	Date

/s/ Stephen Lachenauer	May 30, 2017
Stephen Lachenauer, Trustee	Date

/s/Donald McIntosh	May 30, 2017
Donald McIntosh, Trustee	Date

INDEX TO EXHIBITS

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EXHIBIT NO.
UNDER PART C
NAME OF EXHIBIT

(4)	Agreement and Plan of Reorganization between Northern Lights Fund Trust and Registrant

(11)(b)	Consent of Counsel

(12)(a)	Opinion of Counsel as to tax matters

(12(b)	Consent of Counsel as to tax matters